Exhibit 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009

Pre-tax income from continuing operations before equity in earnings of an investee	$141,576	$127,750	153,219	$191,803	$21,990	$198,671
Fixed Charges	104,101	145,954	136,111	134,110	138,712	143,410
Adjusted Earnings	$245,677	$273,704	$289,330	$325,913	$160,702	$342,081

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$104,101	$145,954	$136,111	$134,110	$138,712	$143,410

Ratio of Earnings to Fixed Charges	2.36x	1.88x	2.13x	2.43x	1.16x	2.39x